CUSIP No. 268664109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

EMC INSURANCE GROUP INC.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

268664109

(CUSIP Number)

Todd A. Strother

Senior Vice President-Chief Legal Officer

Employers Mutual Casualty Company

717 Mulberry Street

Des Moines, Iowa 50309

(515) 345-7316

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with a copy to-

Steven R. Barth

Foley & Lardner LLP

777 East Wisconsin Avenue

Milwaukee, WI  53202-5306

(414) 297-5662

August 20, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

CUSIP No. 268664109

1	Name of Reporting Person Employers Mutual Casualty Company

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds WC, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Iowa

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,771,778

	8	Shared Voting Power 0

	9	Sole Dispositive Power 11,771,778

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,771,778

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 54.5%

14	Type of Reporting Person HC

CUSIP No. 268664109

This Amendment No. 3 to Schedule 13D amends Amendment No. 2 to Schedule 13D (“Amendment No. 2”), dated May 8, 2019, Amendment No. 1 to Schedule 13D (“Amendment No. 1”), dated January 31, 2019, and Schedule 13D, dated November 15, 2018 (“Original Schedule 13D” and, together with Amendment No. 1 and Amendment No. 2, “Schedule 13D”), and is being filed by Employers Mutual Casualty Company (the “Reporting Person”) with respect to the shares of common stock, $1.00 par value, of EMC Insurance Group Inc., an Iowa corporation (the “Issuer”).  Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 3.           Source and Amount of Funds and Other Consideration

Item 3 of the Schedule 13D is amended by inserting the following paragraph at the end of such Item:

On August 20, 2019, the Reporting Person completed a private offering of $100 million principal amount of its 5.75% surplus notes due 2039.  The Reporting Person received approximately $98.5 million net proceeds from the offering.  The Reporting Person intends to fund a portion of the aggregate consideration that would be required to complete the Merger with the net proceeds of the offering.

CUSIP No. 268664109

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2019

EMPLOYERS MUTUAL CASUALTY COMPANY

By:	/s/ David J.W. Proctor, J.D.
Name: David J.W. Proctor, J.D.
Title: Chairman of the Board of Directors